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SEC FILE NO. 82-35004

April 10, 2007

U.S. Securities & Exchange Commission
The Office of International Corporate Finance
100 F Street NE
Washington, D.C. 20549

SUPPL

Re: Charlemagne Capital Limited 12g3-2 Submission

Dear Sir/Madam:

We are furnishing this letter and the enclosed document on behalf of our client, Charlemagne Capital Limited (the "Company"), in accordance with the requirements of Rule 12g3-2(b) adopted under the Securities Exchange Act of 1934, as amended. Pursuant to our original 12g3-2(b) submission dated July 10, 2006, we have agreed to furnish, on an ongoing basis, whatever information is made public, filed or distributed as described in Rule 12g3-2(b)(1)(i)(A), (B) or (C) promptly after such information is made or is required to be made public, filed or distributed. Accordingly, we enclose with this letter copies of three announcements dated April 10, 2007 that the Company has made available to security holders relating to notification of major interests in shares, purchase of its own shares for cancellation, and a transaction in shares by a director.

If the staff of the SEC has any questions or comments concerning the foregoing, please don't hesitate to call the undersigned at (212) 574-1339.

Very Truly Yours,

Sandhya Ganapathy

Sandhya Ganapathy

cc: David McMahon
SK 23121 0001 763288 v3

Dlw 4/11

Regulatory Announcement

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Holding(s) in Company
Released	11:17 10-Apr-07
Number	5880U

RNS Number:5880U
Charlemagne Capital Limited
10 April 2007

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

Charlemagne Capital Limited

2. Reason for the notification

An acquisition or disposal of voting rights

3. Full name of person(s) subject to the notification obligation:

AXA S.A., 25 Avenue Matignon,
75008 Paris and its group of companies

4. Full name of shareholder(s) (if different from 3.):

5. Date of the transaction (and date on which the threshold is crossed or reached if different):

4th April 2007

6. Date on which issuer notified:

5th April 2007

7. Threshold(s) that is/are crossed or reached:

Holding greater than 5%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares Direct	Number of voting rights Direct	Indirect	% of votin rights Direct	I
KYG2052F1028	13,441,219	13,441,219	825,000	825,000	14,953,002	0.28%	

BOXOFF6

B: Financial Instruments
Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
15,778,002	5.37%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

Name of Company/Fund	Number of Shares	% of issued share capital
AXA UK Investment Co ICVC Extra Income Fund Indirect	219,294	0.07469%
AXA UK Investment Co ICVC UK Equity Income Fund Indirect	7,483,708	2.54890%
AXA UK Investment Co ICVC UK Growth Fund Indirect	250,000	0.08515%
AXA UK Investment Co ICVC UK Opportunities Fund Indirect	3,000,000	1.02178%
Sun Life Pensions Management Ltd Direct	825,000	0.28099%
AXA Framlington Monthly Income Indirect	4,000,000	1.36238%
Total Direct	825,000	0.28099%
Total Indirect	14,953,002	5.09290%
TOTAL	15,778,002	5.37389%

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:

Terry Marsh

15. Contact telephone number:

020 7003 2637

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Transaction in Own Shares
Released	07:01 10-Apr-07
Number	5520U

RNS Number:5520U
Charlemagne Capital Limited
10 April 2007

10th April 2007

Purchase of own shares for cancellation

Charlemagne Capital Limited ("Charlemagne", the "Company") announces that on Thursday 5th April 2007 it purchased for cancellation 1,100,000 Ordinary Shares of US$0.01 each in the Company through UBS Limited at a price, before expenses, of 79 pence.

As a result of these purchases and cancellations, Charlemagne will have 292,504,872 Ordinary Shares of US$0.01 each in issue.

At its Annual General Meeting held on 22 May 2006, Charlemagne was authorised by its shareholders to purchase up to 29,771,177 of its ordinary shares (representing 10% of its issued capital at that time) subject to certain conditions as outlined in the resolution.

Enquiries

Charlemagne Capital 01624 640200
David McMahon, Company Secretary

Smithfield Consultants 020 7360 4900
John Kiely
George Hudson

Notes to editors

Charlemagne Capital is a specialist emerging markets equity investment management group. Charlemagne Capital Limited was admitted to the AIM market of the London Stock Exchange on 4 April 2006.

Charlemagne's product range comprises mutual funds, hedge funds and institutional and specialist fund products primarily covering GEMs, Eastern Europe, Latin America and Asia. Charlemagne Capital employs a range of investment strategies including: long only, long/short, structured products and private equity. Charlemagne Capital's funds aim to exploit the inefficiencies in the market via a strict bottom up approach and focused stock selection.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Charlemagne Capital Limited
TIDM	CCAP
Headline	Director/PDMR Shareholding
Released	07:01 10-Apr-07
Number	5529U

RNS Number:5529U
Charlemagne Capital Limited
10 April 2007

10 April 2007

Transaction in Shares by a Director

Charlemagne Capital Limited ("Charlemagne", the "Company"), has been notified of a transfer of shares in the Company by Holmeglen Limited, a company wholly owned by a Director of the Company.

On 5 April 2007, the Company was informed that Holmeglen Limited had transferred its entire holding of 4,636,800 ordinary shares, representing 1.6 per cent. of Charlemagne's issued share capital to David McMahon, a Director of the Company. There is no change to Mr McMahon's ultimate beneficial interest in the Company as a result of this transfer.

Enquiries

Charlemagne Capital 01624 640200
David McMahon, Company Secretary

Smithfield Consultants 020 7360 4900
John Kiely
George Hudson

This information is provided by RNS
The company news service from the London Stock Exchange

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